

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
William W. Reid
Chief Executive Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

      Re: Gold Resource Corporation
               Form 10-K for the Year Ended December 31, 2012
               Filed March 18, 2013
               Response dated May 21, 2013
               File No. 001-34857

Dear Mr. Reid:

      We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Measures, page 34

Total Cash Cost per Gold Equivalent Ounce, page 34

1.   We note in your response to comment six of our letter dated May 2, 2013 that the concentrate sale settlement adjustments of $3.1 million (2012) and $0.6 million (2011) are not reflected in the smelter refining fees, treatment charges and penalties. As such, it appears that these concentrate sale settlement adjustments are not included in you cash cost per gold equivalent ounce sold calculation on page 35. Please confirm our

understanding and, if so, explain to us why you have not included these settlement adjustments in your cash cost per gold equivalent ounce sold calculation.

Item 8. Financial Statements and Supplementary Data, page 41

2.   We note in your response to comment two of our letter dated May 2, 2013 that you indicate you have exited the development stage as defined under ASC 915 in that your planned principal operations (mining operations) commenced in 2010 and you have generated significant ongoing revenues from your mining operations for the years ended December 31, 2012, 2011 and 2010. Please reconcile your response to your financial statements that continue to present cumulative amounts since inception and other additional disclosures required by ASC 915.

3.   We note your statement in response to comment two of our letter dated May 2, 2013 that under EITF 04-06 the production phase of a mine is deemed to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. Please note that under Industry Guide 7, the terms ore, ore grade or ore body are treated the same as the term reserve and, since you do not have reserves you have not entered the production phase as defined in EITF 04-06. In addition to your disclosures indicating you have not exited the exploration stage, we continue to believe you should substitute and replace the terms production, commercial production, mining operations or development throughout your filing that give the appearance you have progressed beyond the exploration stage. For example, substitute mining operations with mining activities, substitute commercial production or production with extracting or processing mineralized materials, etc. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 in you require further clarification or guidance.

Consolidated Statements of Cash Flows, page 49

4.   We note in your response to comment three of our letter dated May 2, 2013 that you purchase gold and silver bullion in the open market for two primary purposes which are to (1) hold as an alternative to cash and cash equivalents and sell to generate cash for your operating and other requirements (i.e. to diversify your treasury), and (2) enable shareholders to exchange their monthly cash dividend for physical gold and/or silver. We further note that you believe both of these activities qualify as investing activities. It appears to us that your purchases of gold bullion, sales of gold bullion, and exchanges of cash dividends for gold bullion have aspects of more than one class of cash flows (see ASC 230-10-45-22). With respect to the purchased bullion that is subsequently exchanged for cash dividends, please tell us how you considered the ASC 230-10-45-15(a) requirement to classify the payments of dividends or other distributions to owners as financing activities. With respect to the purchased bullion that is subsequently sold to generate cash for your operating and other requirements, please tell us how you considered, by analogy, the ASC 230-10-45-20 requirement to classify assets acquired for resale that are carried at market value in a trading account as operating activities.

Also tell us how you considered the fact that the purpose of these bullion purchases and sales is directly related to the operations of the Company, and that you consider the bullion to be an alternative to holding cash and cash equivalents when determining that these represent investing activities.

5.   Please tell us whether the dividends paid line item on your statement of cash flows represents the gross amount of dividends that you paid or if they are shown net of any cash dividends that are exchanged for gold bullion. Also confirm to us that in future filings you will indicate whether dividends paid are shown gross or net, and disclose the amount of cash dividends that were converted into physical gold and silver bullion.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 52

6.   We note in your response to comment one of our letter dated May 2, 2013 that as is common in the industry, your sales are recorded net of the payable metal deductions (and net of treatment, refining and penalty charges); however you do not assign any value to the payable metal deductions since your contract with the buyer specifies that they will only pay you for a percentage of the metal contained in your concentrates. We further note in your response to comment five that the metals payable fee is not a fee that you pay, but rather a payable metal deduction which represents the contained metal in your concentrate for which you do not invoice the buyer and for which you are not paid by the buyer, pursuant to the terms of your sales contract with the buyer. Based upon the fiscal 2012 average gold price realized of $1,676 per ounce (page 31) we estimate that the 2012 payable metal deduction of 9,078 gold equivalent ounces to be approximately $15.2 million, which was approximately 11.5% of your fiscal 2012 net sales of $131.8 million. Given that the terms of your contract with the buyers specifies they will only pay you for a percentage of the metal contained in your concentrates and since you are unable to sell the produced metal concentrate that is deducted by the buyer, it appears to us that the payable metal deduction represents a cost of doing business. Please advise us of the following:

-   Further explain to us why you do not assign any value to the payable metal deducted from your total production quantities by the buyer (smelter).

-   Tell us whether you estimate and deduct the payable metal upon shipment of concentrates or at final settlement, and also confirm to us that you will revise your revenue recognition disclosure in future filings to clarify how the payable metal is treated for purposes of your revenue recognition.

-   Tell us the generally accepted accounting guidance that you use to account for the payable metal deducted from your total production quantities, and tell us how you considered the nonmonetary transactions guidance in ASC 845 with respect to the underlying concentrate inventory production that is deducted.

- Also further explain to us why you exclude the payable metal deductions from your calculation of cash cost per gold equivalent ounce sold.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining